Filed by TCF Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TCF Financial Corporation
SEC File No.: 001-10253
Date: January 31, 2019

TCF All Employee Meeting
1/31/19
Craig Dahl

The following transcript of an all-company employee meeting hosted by TCF Financial Corporation Chairman and CEO Craig Dahl on January 31, 2019 is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.
It's just fantastic for everyone to come out today. Let’s go to the next one here.
We're going to set it up as we’ve done in many of our officer meetings where were going to take questions. People that are remotely also can submit questions in. So were going to try to answer as many as we can. And some of the answers are just going to be the answer is yet to come.
Ok, I don’t know. I think this clearly states my position so, let’s go, there’s one more of them can we go to that? Yea ok. I think were covered on that. Thank you.
So there’s a lot, there’s a lot that’s been said and there’s a lot that has been incorrect ok. So my Yahoo finance screen has the combination of our old branch logo and Chemical acquires TCF. Ok. So I put out a comment yesterday and I just wanted to read it so that everyone you know here and on the phone could, or remotely, let me respond to one particular headline. TCF merger shifts power base to Detroit. Ok. This is simply not an accurate reflection of our vision for the new TCF. Our presence in and the importance of Minnesota and the Minneapolis metro area will not change and I will be CEO of the combined company. And I am also CEO of the bank. Ok. We will operate significant parts of the business from the Minneapolis area. My home will continue to be here and just as I have for 20 years I will travel throughout the country wherever the business and our customers need me. Additionally, our name will remain on TCF Stadium hence the sweatshirt and our commitment to the University of Minnesota will not change. Now there’s only one change I made to this when we were editing it yesterday. Goldman put in here my primary home, and I’m like well that makes it sound like I have secondary homes or whatever you know. I’m going to live in all my beautiful homes. But that, that’s not what I intended. So anyway.
So here you know, let’s just go back for one second. I mean this is who I am. This is who we are. Ok. This One TCF has really caught on. It’s been so, you know how much fun I have talking to you and answer your questions and doing branch visits and running town halls and all of those things are going to continue. The biggest thing and I’m not sure that it, that maybe I stressed it quite enough in this deck but I want you to take away here is the scale that were going to get is the most important day one thing for you to think of. They have 300,000 checking accounts. Think of how long it would take for us to organically add net 300,000 checking accounts. Ok. And we're going to get them overnight when we merge. Ok. That’s, that’s the key. That’s the key from my standpoint.
In addition there is not a lot of branch overlap. This, there have been deals announced where they’re going to close 40-50-60-60% of the common branches in the market. That is not this deal. Ok. That is not this deal and from a branch standpoint we're going from 300 to 500. And both systems have already gone through the profitability analysis, any branch closures that were anticipating through this are really based on the financial modeling of our teams not based on some scientific merger math.

Ok next slide. Now I don’t have, this is not a presentation about numbers ok. Stock price is not the most important to you, I know that. But how the market perceived the transaction and how our deal was received versus how the last ten deals over the last two years have been received is the only point here. They liked the deal. Ok. We’re not going to talk about the stock price again but that’s important for us because they, the investors who vote with their dollars have said I like this new company.
Next one. So we had to you know there’s a, there’s a few quotes. I got, I got, I thank you by the way I got several personal emails over the last couple of days and one of the said hey, thank you for making a bold move. If you listen to my video all the way through, that’s what I said at the end of it you know. I’ve asked you to help write the story, the next chapter for TCF. This is that next chapter. It’s your performance that set us up, is what I said is set us up for us to be able to make this bold move. And so for that I’m always going to be thankful for that. You can read, hopefully you can see these and read these. Hey were going to have a regional bank, employees to deliver best in class operating metrics.
With Chemical’s strong commercial and consumer base is a good marriage. In our view that extends the lending and deposit taking opportunities for both companies. But doesn’t, an MOE it’s gotta work for both companies. And were in incrementally bullish on TCF shares, we like the prospects for a more diverse bank with enhanced growth prospects and improved profitability metrics. We’re going to get into that just really few; this is not a presentation about numbers though. It’s about concepts. It’s about themes and it’s about people.
Next one. Here’s our vision. Bringing two complementary banks together. Basically we have different, we have enough differences on the balance sheet to make it powerful. Neither one takes away from each other. So top ten regional player with 45 billion in assets in one day. Scale, profitability and I want you to catch this next point, consistent performance. This, bringing the, doubling the size of the bank is going to take some of the volatility that we could be subject to off the table and that consistency of performance is clearly what the investor and what the, what our team members are really looking for. I want to be great every day. I don’t want to have a good year every other year. Strengthens each other’s stand-alone growth profile. Limited overlap, I’ve already covered on that so it’s not based on closing a 1/3 of our branches or a 1/3 of their branches or whatever. That’s not what the deal is based on.
Significant expertise. We have a more diversified balance sheet. We have a broader product set. You know that they do things that we don’t do and you know we do things extremely well that they don’t do. And exportable expertise. We can do this across a bigger platform. Why do I believe that? Cause we did it here. These are denoble(?) businesses that we started that are now significantly are 40% of our portfolio right now on the other side of this they’re going to be 20%. The math, don’t worry about the math. The math says it’s a good deal. We didn’t get, we didn’t get questions on the math. No one said well what are you triple counting here? Nothing. The math says it’s a good deal. And if we can get to a 19% return on average tangible common equity on the other side of this well be elite in the mid-size bank group.
And it all comes back to down to the culture and the shared values we have. We have community ties. We have a customer centric focus and we have a commitment to performance from our teams and from our team members.
Next slide. Ok. This is the diversification slide so were going, these are numbers but they’re not share prices. So look at, so look at Chemical, 28% consumer real estate. TCF, 28% consumer real estate. Now I’m not a math major but I’m pretty sure on the other side of that were still going to have 28% consumer real estate. Ok. That is not an outlier for us. And think about how this could go the other way. It’s not going to. The diversification, ok I’ve always been proud of the businesses that we’ve built ok and I’ve always defended them to the investors who said well your, I don’t, I don’t value as much because of this concentration in this national lending business. So look at here, you can see these numbers. Leasing and equipment finance; 25% of our portfolio. Inventory finance; 16%. So 41% combined. That’s what the investors and if you maybe you’ve been on the investor call, you’ve heard some of the analysts say well how big do you want those businesses to be? Ok. In my heart of hearts my answer is as big as they can be is what I wanted. And now look at to the far right, the consolidated new co., that 40% is now 20%. But remember, they’re still the same size. Ok. They’re still have the same growth objectives. They’re still going to get bigger. That’s a huge, and guess what, were never going to have to answer that question again of how big do you want them to because they can get as big as they want and they’re never going to approach that 40% again. No that’s not a challenge Ross. Ok.

And then you look on the deposit side it’s the same story. Time deposits, identical. Ok. Interest, zero interest deposits identical. We have this strong, now we have a, we have a reliance more on the consumer side. They have a little, bent a little in the wholesale side but when you bring it together it’s like 77% zero or under the insured limit. It’s a tremendous consolidation. It’s a tremendous consolidation.
Next one. Ok. First of all it’s not an acquisition, it’s a merger of equals. And there was one, there was more than one thing I was misquoted on in the paper. It said mergers of equals aren’t hard, I refute that. I didn’t say fricking anything close to that ok. So I don’t know, I don’t know where that came from. They’re really hard. You know why? Because it’s like having your kids and sending them to camp or picking them on a team you know. You’re going to want to pick your kids first. So it’s hard to do. And think about it, these are the things that we had to go through. The brand. The CEO. The board. Then the headquarters. And that’s all I would have gone through those discussion points in our negotiations. Ok. Now the other thing about our merger of equals, it has to be legally be a merger of equals. If we had our brand, our headquarters, our CEO and our board; guess what that is? That’s a takeover. Ok. That’s an acquisition. So it couldn’t be that. We had to have the balance of those four things in how we made decisions. So Gary Torgow, who is their current Chairman, becomes an Executive Chairman of the new bank. I will be the CEO of the holding company and the bank. And I will report directly to the board. I will not report to the Chairman of the Board. Dave Provost becomes the Chairman of the Bank but I’m the CEO. Dennis Klaeser will be the CFO. And Brian Maass will be the Deputy CFO and Treasurer of the combined entity. And I’m excited to have, to name, to be part of this, the Board Vance Opperman who’s our current Lead Director becomes the Lead Director of the new organization. And the board members will be split 8 to 8 for the new company going forward. And there’s some protections if someone decides they want to retire in a certain number of period, then our directors will get together and pick a replacement and the same thing on their side. If one of their directors says after a year, gee this is really going well I want to do other things, then they would have the chance so that the, the, the board and I had a little bit of a discussion and it’s like well when do we become one company? Right? But there’s a little bit of you know lets, lets, lets figure out how this works. So 8 and 8. Does that make sense? 3:57 What I just said? Brand, CEO, Board, Headquarters. That’s how I would rank them in level of importance. Next.
Pro forma finance performance for all banks 20-100 billion. You know I’ve always talked about how much revenue we create, together were going to create even that much more revenue, over 2 billion dollars of revenue in a consolidated basis. It puts us what, 4th here in revenue per asset in the mid-sized group. We're clearly a favorable outlier on this side. The second one, efficiency ratio. You know if I ran this of just our current efficiency ratio we’d be the bottom two or three numbers all the way to the right. And this brings us more towards the mid-point on this and the combination of our revenue and that number is really going to really be a powerful thing. And then the last one here, we’ve really had a focus in the last two years, remember last year we said were going to change our return on tangible common equity, we’ve been running in the 10% range for a five year time frame. And then last year I don’t know 15? 14.7, I rounded up. So this is going to be, and this is what drives value to the company. This is what drives investor interest saying how little money can I put into the company and what kind of return can I get on it. So that’s, that’s why that’s important. I don’t think we have any more numbers. Let’s, next one.
Everybody’s got to win in a MOE. So our customers are going to win, broader products again, and again this is, I should have probably stressed this more, this is going to take 9 months at least to get approved. So it’s going to take 9 months. So they’re not going to have these new products tomorrow right and were going to have a ton of planning to get it all ready. But there’s going to be new products that were going to have available and to our customers and their customers that’s going to be fantastic for both organizations’. Improved speed to market. Lower credit concentration. You see these things. They’re truly they’re truly real for the communities. Ok, were going to be a much bigger bank. We’re going to have much more focus on how we interact with the communities but you know and we put a lot of stuff in that inside TCF in the first merger announcement of all the things that we currently are doing. The Friends of Education, our own foundation, all the branch activities, all the business line activities. There’s a ton of stuff. We’ve got to, we’re going to be able to bring that all together and plus with theirs and consolidate it and think about it, we’re already in Michigan. We’re going to, were going to consolidate it in markets that were already in.
Employees and culture. I went and made a presentation to their Board of Directors about my leadership style and some of the accomplishments that TCF whatever. They have a former head of HR for GM and she was very laser focused on culture. And I said culture, I built three companies here at TCF. Understanding what culture does, we’re not afraid to compete at any level with any company of any size in any of the businesses that we choose to be in. And that’s the only way you get that is having a culture and competing as experts and have being focused on credit and doing, and being focused on pricing. We’re not doing this for fun. We’re doing this as a business proposition. And I came away as I told the investment bankers I left the room to a standing ovation. So they might have only been in my head but anyway. But the meeting went well. And this, and I answered the culture question and I bring it up in every meeting that we have. You know the things that we’ve been doing here with the One TCF and other things have really enhanced our view on that. So customers win, communities win and our teams win. That’s gotta all three happen.
I’m not, I’m not going to spend a lot of time on this. We’re going to bene, benefit from each other’s strengths’. They have a different lending go-to market model. They have a lot, lot more business banking, a lot of CNI lending. That’s what gives us the diversification. It’s the one thing that customers said or excuse me investors said to us, Craig you don’t have this platform. And I, you know I didn’t want to build it in the downturn or ap, excuse me right after the downturn because everybody was chasing after it at that point in time. Ok. And we would have, we would have competed on falling spreads, falling credit criteria and everything else. Again by doing it in one bold move we get all of it overnight. And it gives us the great diversification. And they’ve been doing it, it’s not like they entered the market as well. They have wealth, and wealth management and trust services. This is going to be very interesting how we’ve been talking a lot, all of your senior leaders know that when I bring this up were facing the biggest wealth transfer in American history from the baby boomers to our kids and were not ready for it. And this in one move could make us ready if it’s got the right product and it’s got the right leadership. The digital platform. You know how we go to market. That’s key to us going to market. Infrastructure. Again there’s a combination. Best of both banks. I’ve said that in writing, I’ve said that out loud, best of both banks. That’s what I’m looking for. That’s not what happens when there’s an acquisition. When there’s an acquisition the investor gets a premium and the acquirer makes all the decisions. That’s not what we’ve got. It’s a merger of equals. We’re going to sit together in a room. We’re going to pick the best of both banks.
Mortgage banking. Inventory finance, leasing and equipment finance. All of these things are going to make, these are all traditional bank things. There’s nothing exotic here. It’s a, it’s a great opportunity for us to build this.
Compete, invest and win. Ok. The third, the second and third things are really important to me and I’ve got some slides at the end so I’m not going to jump in front of those. But this is not meant to make us a more attractive acquisition candidate. This is meant to make us a more attractive acquirer ok. Because we’re going to jump over a lot of mid-sized banks with this move and they’re not going to have anywhere near the diversification, the revenue, the investment in technology, the branch footprint; all the things that are going to make this combined bank so powerful. You know I don’t, we’ve talked a ton. I don’t need to read you these environmental trends. They’ve been moving. We’ve been moving too. Ok. Our partnership provides scale and scope around this. Those are the key words to take away. By being bigger it’s better for us today. But bigger in the same things. And together we can invest and be more innovative, more efficiently sustain our competitive advantages, enhance customer facing digital service offerings and momentum from adding and expanding customer relationships. You all know so I’m thinking more on the wholesale side today, we’re going to be more attractive as a partner at 45 billion than we were at 20. What’s your legal lending limit Craig? It’s big. Ok. And I, like I told one of my interviews, you know I got a little giddy, I don’t know you can probably get that. But I said yea we're going to immediately move all of our credits to our legal lending limit immediately overnight. Said really? I said no. No. It’s not who we are, that’s not who we are. But guess what, it does give us bigger hold position, it brings us more attractive. IT brings us possibly new lines of business with having that. All of those things are better but there’s no change overnight. Especially we have to wait 9 months to implement this anyway.
What’s next? Ok I’ve got, you can imagine. I’ve been spending a ton of time on the deal. I’ve been spending a ton of time on the day after the day the deal as well. We’re very close to announcing our executive and leadership teams but until everything is covered, till everyone’s been talked to, I really didn’t want to put that out there. And I know you might be disappointed in that but this is not, I’m not going to wait a month for this so ok this is going to be a quick turnaround once all of those things are there. We're also going to have to name an integration team. Each side’s going to have an integration leader. You know, we’re an MOE. There has to be two of everybody at the table or those decisions have to be brought to a counsel like the bank board who’s, really has the whole organization’s interest in mind.
Conduct road shows. I’m going on the road tomorrow. Ok where you going? We’re doing it locally here and there’s been some investors that we haven’t talked to for a while and Tim said August got it set up. I don’t know I think it was August or September we rode around Minneapolis and St Paul and spent a whole day talking to local investors. Many who have owned our stock historically but did not have it in its current state. They’re very interested in talking to us. What we want from the two day, from the one day, there’s like four meetings is what are the questions you’re going to ask? Can we get a jump on those so when go, were going to New York on Monday, were going to Boston

Wednesday/Thursday. And we’re going down to a conference in Florida the KBW runs, so were going to be talking to investors already and I think they’re going to be very excited to have the conversations.

And then lastly there, the regulatory, excuse me, regulatory approval. So we’ve had some discussions there but there’s a formal application process and were going to have to go through that and so well do that together as as a joint application.
What do I need from you? Number one doesn’t change. Customers gotta remain first. Ok. We’ve been run the bank independently for 9 months. We can’t be making decisions for them, were not going to approve their credits and they’re not going to approve our CD pricing in Michigan. Ok. Those are independent decisions that both banks have to continue to remain independent while we go through this application process. And we can’t merge until that regulatory approval is granted. So number one priority is take care of our customers. But you can be very excited as you take care of your customers. Ask questions and provide feedback. We’re going, I’ve got some questions ok, all questions are fair game. You’ve seen how I’ve answered questions in the officer conferences. We’re not skimming out questions that we think are unpopular or make me uncomfortable. Ok. I want to answer all your questions but I can only answer them when I truly have answers. And I can’t give you speculation because I can’t have you walk out, well I think he said… were going to keep the Eden Prairie branch you know. No I didn’t say that ok. So I’m not going to make those kind of statements up here. We’re going to talk about teams and then your team, your senior leaders are going to follow, should be funneling my answers down and your questions up.
Support the process. You could be asked to be on an integration planning team ok. And the whole purpose of that is not what can I keep for TCF. It’s what’s the best of both banks here. That’s gotta be, for those teams that’s going to be my messaging every day. What’s best for both banks? What’s the best of both banks? Ok. And ensure we continue to run our business as TCF. And then this ground rule thing. It’s a very important thing. I can’t tell you how you should vote your shares ok. I can’t influence you on that but I can talk to you as your CEO. Ok and that’s what these meetings are. So I think we operate as separate companies. We don’t want you contacting Chemical employees asking for trade secrets. We don’t want a customer communications going out, what I called and we had a senior we had a senior meeting I don’t know, I’m losing track, Sunday night right? I wrote on my presentation do not go rogue on your communications. Don’t take what we did, mark it up and say this is what they really meant. You gotta stay with the corporate and the legal definition of how we communicate those kind of, those kind of issues.
Ok. Now the fun part. You know I’ve got um, you know we appreciate everyone’s participation in those Town Halls. Maybe I, I maybe skipped covering that on the beginning. I’m really, really proud of the team. One of the things I want you to know too is the due diligence teams here, which is not part of our core competency. You know we’ve bought portfolios and platforms and we’ve done some of that. We have not merged with another bank. I’m so proud of the work that our team did on due diligence and the board, the board was incredibly impressed and while it’s easy, these guys are easy to give compliments, our investment banker said you did not perform that as a bank doing it for the first time. You ha, you know your businesses. You know what’s important. You did the right sampling. You asked the right questions. And you asked it in the right frame of mind. All of those, there wasn’t any of, there wasn’t any people coming back well you can’t believe what they’re doing. You know, that’s not, seeking to understand was key. Our teams did a fantastic job. And then our communications team. I mean these guys have not had a chance to sleep much. There’s a ton of pre-work they did then there was a ton of on the ground work they did. They did a fantastic job. I think the the of the group including our investor relations team, the most any one team member slept on Sunday night was 45 minutes. And that was by accident. Ok. I slept great. I slept great. Because I know this is a great deal. I know, oh I’m sorry I’m not supposed to say that. I know this is a great opportunity ok. So I’m, I’m really excited. So you would have been really, really proud of how they performed under really extreme pressure, again doing something like that for the first time.

The announcement includes 180 million dollars in cost savings. What does this mean for job cuts? When will we know about the future of my job?
Totally fair. That’s why it’s not about the stock price. Ok. First thing is to understand is it’s going to come from two banks, not from one bank. Ok. And think about the items from two banks, two technology platforms, two third party vendor groups, two groups of consultants, two management of real estate, two systems; all of those things were going to come down and bring the best of both banks. So it’s, that’s number one. Number two and I think I’ve stressed this quite a bit already. Without a lot of overlap there’s not a huge branch closure our customer facing team are expected to grow over time not shrink over time. And there’s, so there’s not a, there’s not a lot of branch closures built into the deal. The the decisions on jobs and where they are and who gets them or whatever, they’re really going to be down the road and all I can promise you is that I’ll be transparent. Well talk about them and well make the best decisions for everyone. For the, for the, for the combined TCF. That’s really all I can say about that at this time. But I want you to remember the complementary natures of what we’re doing really add, its additive and were looking for one plus one equals three not how can you know one minus one or whatever equals 1.2? So that, that’s what our opportunity is.
With our headquarters moving to Detroit does this mean I’ll have to relocate there? How many jobs are expected to move from TCF’s current locations to Detroit?
Again all of these aren’t figured out but it’s not, it’s not, it’s not many. It’s not part of our philos, or part of our anticipation that there will be wholesale relocation into Detroit. I’ve talked, I’ve talked already about how, where I put the headquarters in terms of things that I focused on during the negotiation. And now what about this office building? You know I made a, I did a TV interview over there without makeup, but one of the things they asked, why, why Chemical? Why right now? You know the and I don’t, I try not to make a lot of sports analogies but there’s one that’s really relevant here. You thinking about your team that you support. Are they getting better? Or are they getting worse? Ok. Do they have momentum or are they really just plotting along? And I felt that we have two organizations here that really have momentum. And I think the momentum announcement and the courage that they would have taken to say were going to relocate our headquarters from Midland to Detroit. We’re going to put a new office tower up. We’re going to become relevant in the Detroit market. It’s a bank that’s on the upswing. And I think when we, when you look at the things that we’ve worked through in the past 3 ½ years, were a te, were a team of momentum as well. And I just think, I think we should view that office building as an opportunity and a symbol of momentum not as a power shift from Minneapolis to Detroit.
Who is going to lead the specific businesses and functions and when will we know?
We're going to know in the next 10 days. All of this is going to get laid out in the next 10 days. Ok. It’s going to be very specific and it’s going to be as as our other communications have been. I think it’s going to be very thoughtful and direct to you on what’s, how were going to run the the company going forward. So remembering that some of this won’t happen until obviously the organizations are combined at a later date.
So I’ve been thinking about this. I’ve been working on this and like I said within the next ten days, all the leadership teams and the transition teams or at least our approach to transition will be made public.
Besides share price and other key financial metrics how will you decide whether the merger is a success?
I cannot run the company for a share price. Ok. I mean look at when we made some significant moves at the end of 17 and in early 18 or stock was as high as $27 ok. The whole market has moved and we’ve moved on less than others have but again if you were to measure me on that by itself your like Craig, the stock lost $5 a share, what are you doing? So it’s not, I can’t control the share price. I could influence it but were in a bend within a lot of other banks that were going to get valued each other. So the share price ultimately is going to be there as some kind of a marker but how we do, how we compete, how rich our teams are, how we support our communities; those are the things that are going to make it a success and you’re going to be able to judge how were doing on that just as well as I am. So that’s what I would look for on that question.

What cultural aspects of Chemical is TCF looking to emulate? Or learn from?
You know I think some of the businesses that they have we’re not in. Ok. We, were a pretty cocky management team. There’s very few times we walk into a meeting and think I don’t know, I don’t know anything about this business. Ok. That, we’ve got some of that. So were going to have to really learn to collaborate. They’ve done it. They’re, they’re a group of 12 acquisitions ok. Their bank is made up of 12 different banks. Some as small as 10 million in assets and some you know all the way up to 8 billion. That’s not who we are. So we can learn a little bit of hey there are better ways, there are better ways to do this. I used to do it this way, what, would you look at it? There is going to be value there. And then from our standpoint they’re like, they’re not in the big businesses were in. And so they’re going to be able to learn from us to say how does this work? How does inventory finance work? Equipment finance, can we bring it to our customers? There’s going to be a lot of different discussions that we are going to have and that’s where I think there’s going to be a sharing on this go to market approach.
As you look at senior leadership teams will there be a focus on inclusion of women and people of color?
That, you, short answer is yes. The long answer is that is a process. That is a process. And we have to make sure that we talk about the process and we make decisions with that in mind but and so that I guess that would be my answer to that. Which just, it’s going to take time. Because I cannot pick a candidate that I don’t have but if I’m going to go outside or were going to make a hire I think that clearly is part of our filter is how we look at next roles.
What is the difference between the executive chairman and the bank chairman’s roles?
The executive chairman is chairman of the holding company board. So the public company aspect. Dave Provost will be the bank chairman and will have um, so that will be of the bank. Now just so you know, one of the other negotiations was the Chemical organization, the outside board was, was was the board for both the holding company and the bank ok. Our model was different. We have a holding company board and then we have a bank board comprised of my executive team because that’s I felt made more sense and there was a much more sense of ownership on how the organization did if were all rewarded for how the bank does rather than singularly for how your own unit does. And so they’ve agreed so we will have a bank board that will be comprised primarily from a majority of our executive team and were going to bring some of their executive team on as well.
So we don’t have, you’ve mentioned that Chemical and TCF do not have a lot of overlap. Where are the areas of overlap that do exist especially from a corporate perspective?
Well first of all I mean they’re almost all in Michigan. There’s a little bit of Ohio, they’re in a couple of Ohio markets ok. But for example they’re in Grand Rapids. We used to be in Grand Rapids but we, were no longer there. So there’s some clear areas where there’s no overlap. Neither one of us really has a branch presence in Detroit so again, that, there’s not going to be that. So when I was talking overlap, most of my context of overlap were on branches. Where it’s not like the old first interstate Wells Fargo merger in California where every corner in Southern California had one, had both of them on each corner. We’re not going to be faced with that cause were, you know what our model is. Their model is more inside cause it’s carried over from the Chemical approach which is headquartered in Midland Michigan and is more instate than we’ve ever been. SO again, there aren’t really these natural areas. Commercial banking, all of their commercial banking is focused in Michigan. We’ve got Milwaukee, Chicago, Minneapolis, Denver and and markets around that. So again, there’s not a big overlap there either. There’s just, there is, you’ve got to look hard to find what you think is a weakness in this deal.
So Tom Shafer’s announced role…
Again, all of these roles I guess I really don’t want to comment on that without commenting on on other items that would go with that. And that’s all going to come out in the next week or so.

Can you tell us Chemicals history? What is their story?
We're only engaged right now. We haven’t met, we’ve met the families. I mean. So Chemical Bank started in Midland Michigan which is where Dow Chemical is headquartered. That’s where the Chemical name came from ok. Now, the leadership of Chemical Corporation, came out of a bank called Talmer that was a series of about 10 small bank acquisitions including several failed banks. Ok. All Michigan based. And so when they came together, Talmer and Chemical in the middle of 16 and they merged early in 17, am I right on that? Tom am I right on those dates? Yea. So and that’s when they went I think Chemical was 10 billion and Talmer was 8 and they became one organization. And so they’ve been going through an integration and consolidation of two different cultures already coming to where they are today. So that’s why you know we see it as a really good opportunity. They’ve got experience in integrations. And the investors believe that they’re good at that. And we're going to want to rely on that. But on the other hand were not going to turn it over to them and then find out how it turns out either. Ok. We’re going to work on it jointly.
Why are some media calling it an acquisition?
Because technically one entity has to acquire the other one. So think about what we wrote, the Talmer, excuse me, the Chemical organization is acquiring the holding company stock of TCF. But then they’re merging their bank into our bank. So you can’t have more of a demonstrated MOE than that. So they focused only on this technical element and I’ve heard the radio interviews and I’ve heard these other things as well, for the most part the interviewees have described that part of the transaction accurately. So. I hopefully that answers your question on that.
Is Chemical related to the Chemical Bank that bought Chase in 1996?
No. No. That was actually, actually I think that Chemical Bank got in trouble, I think that Chemical Bank got in trouble by buying a Texas bank. So.
No we don’t have to become, but I mean look at, I mean you heard me. I don’t think we’d want to be a fan of either one right now. But anyway. But you know you’ve heard me. When we talked about the expansion of our relationship with the University of Minnesota, we put the stadium name on the field ok and I made several references to all the people that wanted to hear, were the bank of the big 10. Ok. Every time a big 10 football fan or basketball fan or a football fan is watching a game or seeing a highlight, there’s a good chance that our, that our stadium logo is going to be in that picture. That’s only get, so we’ve already co-existed with these, with these groups. And so no you don’t have to cheer for the Lions.
Why I was a Red Wings fan as a kid. I’m old ok. So I, I used to get CBC Canadian Broadcast Network when I was 5 years old. Hockey night in Canada and I loved Gordy Howe. I still have a Gordy Howe jersey although it either shrunk or I grew. I’m not sure. I’m not sure which on that. But so again it’s really, it’s really going to be a fun part of it and you know we used to have an EF group, they used to have a bet in our office in Troy, the over under for wins for Detroit. Remember they went 0 and 16 not that long ago. So like two or three was the over/under number for a long time. SO they’ve gotten better.
Are there synergies for inventory finance and capital solutions?
We we believe that ok. But we did not put any of those into the economics of the transaction that we had talked about. Because it’s not based on something that you know we think we’re going to do. It’s based on things that were planning to do. So all of those are opportunities just like there are opportunities for our current relationships.
How would I describe their leadership team and culture?
I mean the, the person that I know the best is Dave Provost. And all of this started back in 2015 when we had breakfast together at one of these industry things. And I could not believe how similar, almost nearly identical that his point of view was on running a bank and mine was. Now things happened to their bank. They merged with, at that time they were Talmer Bank I'm and just so some things happened and it just the timing with what we had going on wasn’t right. So once we put nearly all of those things behind us, the opportunity to have those conversations for real is was there. Now there were some analyst reports, I read pretty much everything written on this deal that said we're surprised by the timing. So I asked her, and I had my own opinion what that meant.

But I asked our team to put together some thoughts and they basically said look at, were a bank on the upswing. We're you know we're de-risking the balance sheet, we have industry leading margins, we’re making ourselves more efficient, our technology is working and we’re growing, I mean there’s a lot of things. We were not forced to do this transaction. Ok. And we were not afraid of the next three-year plan scenario to go this alone. But we believe if we invest all this money jointly as a 50-billion dollar bank, it puts us in an unbelievable position in the Midwest. We will be a power house mid-sized bank.
I mean clearly. I think this really, I don’t have a specific answer to this question. Improve technology platforms. Best of both banks. That’s how we’ve got to be thinking about this. There is going to be things we know were better at and there’s going to be things where were going to say well you know what, I think you’re better at that. And we’ve got to be able to go boom, make that decision and move on. We can’t, we can’t argue about all these points. And again, going through the due diligence, the teams have spent a lot of time interacting. So commercial banking, IT. There’s been a lot of stuff going back and forth. Now again, we didn’t come away with “you can’t believe what they’re doing”. Nor did they come away with that. We came away with hey, they have a different point of view, they go out to market, they don’t have the business strength of the national lending businesses that we do. They do not have it. And they compete primarily in their market. And this is going to be a great diversification opportunity for them and it’s going to be a great balance sheet diversification for us as well.
Any concerns with the high level of loan concentrations in the state of Michigan?
You know, that’s not how we’ve chosen to compete historically right? But even so, it’s going to be balanced across our whole footprint. Think about others, private bank in Chicago, First Midwest. I’m blanking out, all these Chicago only based banks that have all of their assets in Chicago. So they have, we have a different approach. We have room and were obviously going to have the ability to grow other parts of the portfolio going forward. So we’ll see. The other thing that’s key is they’re in mid-state, they’re in, they’re in state which has a lot less reliance on the trends of the auto business and has a more diversified you know account base.
Thanks for those questions. They were fantastic. I mean and again I’m, I’m answering them honestly and sincerely and they’ll be more and better answers as we move down the road.
You know I was going to say I told you so. Ok. We had this discussion not that long ago about the day after tomorrow. Ok. 70/20/10 Craig, are you focused 70/20/10? Are you what is it, 97/3 or 93/7 or are you only focused on getting next year’s budget approved? That’s what this kind of move is. It’s a day after tomorrow move. Because it’s not about what we do in the next quarter or the next year. All of those are going to be putting this new company in order to really be able to you know what I call drive a bigger car here. That’s what we’re looking to do. And so you see we are not going to end up in that over the hill decline because we ended up reaching a saturation point on these other businesses or taking that kind of a point of view. So to me this is our day after tomorrow moment.
Now there was a couple of things written, you know the reporting’s gotten better, I mean that headline in the Star Tribune in Minnesota you know the article wasn’t poorly written and that headline came out of nowhere. It’s not the headline that wrote on the article, wrote over the article all day on on the online version. But then there was I thought a pretty thoughtful article by this Lee Schafer but the first part I’m going to disagree with him on cause he he didn’t get everything. Leadership of both companies long ago realize how hard it is to get revenue growth in banking. We grew revenue 90 million dollars last year. We have a billion five in revenue. As a consolidated entity we're going to have 2.2 of revenue, you saw, revenue per assets, were top 3 or 4 banks in the country. Revenue is not our problem. So he missed that point. Then he said what really matters now is cutting cost, becoming efficient. Well that’s partially true. But then look how he finishes it. Enough to hang around as the industry consolidates. We didn’t make this move to hang around. I didn’t say consolidate, compete and hang around. That was not part of what we’re trying to do. Ok. We do believe we can win. We have evidence of our model. We started these businesses zero outstanding’s. RLU, inventory finance, equipment finance; zero outstanding’s. Now look at, they’re worried their too big for us today. Think about that. We can compete as experts with the same platform ideas that we’ve had and were just going to be bringing it to new parts of the balance sheet.

I'll finish here with this. He did write this and I totally agree. And that was kind of the name of the article too. He says a TCF, they made a reference to US Bank Corp. If I would say if you could substitute any bank in there, ok. A TCF customer won’t care that TCF can’t match somebody else’s technology budget. They won’t care. They don’t come in and go oh Rich what’s your technology budget? I mean am I going to make a decision here? No. What are you going to make a decision on? When he or she opens the TCF Bank on a smartphone it has to work. Ok. We already demonstrated that we could make that happen. That’s what’s important to us and that’s how were going to compete and that’s totally fair. But saying I did this to hang around, if I was going to hang around ok, I, I, I liked my job. Ok. I liked it. I, we could be 20 billion until it’s done, that’s hanging around. This is the opposite of hanging around. This is a bold move supported by your performance that’s going to take us to be the Midwest premiere mid-sized bank.
So here’s what we’ve got. Scale to compete and win. Complementary partners. Growth. Profitability. Consistency. That consistency part is cool because it it’s going to take out any volatility these other businesses can have. Great value creation. I gotta get some clapping for how few numbers I put in here. Ok. And then shared values. Strong community ties. Customer centric. And commitment to performance.
Think about, I probably botched this premiere US Bank thing didn’t I? Think about, I talked to you for the first time and I loved this part of the job ok. I loved talking to you and I love for setting the the agendas for these meetings and how we what and how we talked about stuff. Mission, vision and value. We had a clear four pillar strategy, enterprised the One TCF, leapfrog technology. Think about that. In ‘15 that was an idea. I said to you I think we can jump ahead of everybody. I don’t know what you said but I know what your work has been and I know what the result is; we did that. An exceptional customer experience. Parts of the organization were ahead of others, we’ve really moved the whole organization to that. So what does, what happens now? Shared vision and culture. That’s going to get defined. That’s got to get defined by us and it’s got to get defined by you. The scale to compete. Scale it’s not the only thing but it becomes more important every day. Ok. And our ability to make those investments is going to be critical. Broader products and capabilities. I kind of listed, they’ve got some we don’t have. We're very interested in talking to our consumer customers about that. We have some that they don’t have. They’re very interested in talking to our groups about that. Deeper expertise to compete and the best of both banks.
That’s my story.
As you can imagine I’m pretty excited. I know you wanted to ask me about Bebe. She’s not doing well, going potty at 27 below is not one of her preferred things but I’m carrying her out and carrying her back in and were getting through it. So, thanks for asking. So anyway. We are going to go back outside, have a, have some discussion and I'll, let’s mingle. Got my executive team here. Let’s keep it up. Keep the dialogue up ok. Thank you very much.

In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com.
Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.